Exhibit (a)(3)(5)

Time Sensitive Materials

Depositary’s Notice of

Court Meeting and General Meeting for

Freeline Therapeutics Holdings plc

ADSs:	American Depositary Shares (“ADSs”).

ADS CUSIP No.:	35655L206 (freely transferable ADSs). 35655L875 (restricted ADSs).

ADS Record Date:	January 12, 2024.

Meeting Specifics:

Court Meeting – February 12, 2024 at 2:30 PM (London time) at the offices of Skadden, Arps, Slate, Meagher & Flom (UK) LLP, at 22 Bishopsgate, London, EC2N 4BQ, United Kingdom.

General Meeting – February 12, 2024 at 2:45 PM (London time) (or as soon thereafter as the Court Meeting shall have been concluded or adjourned) at the offices of Skadden, Arps, Slate, Meagher & Flom (UK) LLP, at 22 Bishopsgate, London, EC2N 4BQ, United Kingdom.

Meeting Agenda:	Please refer to the “Notice of Court Meeting” and “Notice of General Meeting” attached to the shareholder circular published by the Company on January 18, 2024 (the “Scheme Document”). A copy of the Scheme Document is available on the Company’s website at https://www.freeline.life/investors/sec-filings.

ADS Voting Instructions Deadline:	On or before 10:00 A.M. (New York City time) on February 6, 2024.

Deposited Securities:	Ordinary Shares, with a nominal value of £0.00001 per share (the “Shares”), of Freeline Therapeutics Holdings plc, a public limited company incorporated under the laws of England and Wales (the “Company”).

ADS Ratio:	Fifteen (15) Shares to one (1) ADS.

Depositary:	Citibank, N.A.

Custodian of Deposited Securities:	Citibank, N.A. (London).

Deposit Agreement:	Deposit Agreement, dated as of August 11, 2020, and as amended by Amendment No. 1 to the Deposit Agreement, dated as of May 12, 2023, by and among the Company, the Depositary, and all Holders and Beneficial Owners of ADSs (as amended from time to time, the “Deposit Agreement”). All capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Deposit Agreement.

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on

February 6, 2024.

The Depositary’s books will be closed for ADS issuances and cancellations from January 22, 2024 at 4:00 p.m. (New York time) until

February 8, 2024 at 5:00 p.m. (New York time).

The Company has announced that the Court Meeting and the General Meeting (collectively, the “Meetings”) will be held at the date identified above. The information with respect to the Meetings and the ADS Voting Instructions contained herein and in any related materials may change after the date hereof as a result of a change in circumstances (e.g., an adjournment or cancellation of the Meetings, a change in location and/or manner of holding the Meetings). The Company intends to announce any material changes and updates via its website at https://www.freeline.life/investors. Full details of the Court Meeting and the General Meeting, with explanatory notes, are set out in the “Notice of Court Meeting” and the “Notice of General Meeting”, each of which is attached to the Scheme Document (including the exhibits to it). It is recommended that you read the Scheme Document in full. A copy of the Scheme Document is available on the Company’s website at https://www.freeline.life/investors/sec-filings.

As set forth in Section 4.10 of the Deposit Agreement, Holders of record of ADSs, as of the close of business on the ADS Record Date, will be entitled, subject to applicable law, the rights attaching to the Deposit Agreement, the Articles of Association of the Company, and the rights attaching to the Shares, to vote, or cause the Custodian to vote, the Shares (in person or by proxy) represented by such Holder’s ADSs.

Holders of ADSs wishing to give Voting Instructions to the Depositary must sign, complete, and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

Voting Instructions may be given only in respect of a number of ADSs representing an integral number of Shares. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of Voting Instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under any applicable law, the rights attaching to the Deposit Agreement, the Articles of Association of the Company and the rights attaching to the Shares, to vote, or cause the Custodian to vote, the Shares (in person or by proxy) represented by such Holder’s ADSs in accordance with the Voting Instructions received from the Holders of ADSs.

Shares represented by ADSs for which no timely Voting Instructions are received by the Depositary from the Holder shall not be voted (except as contemplated below). Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Shares represented by ADSs, except pursuant to and in accordance with the Voting Instructions timely received from Holders or as otherwise contemplated below. If the Depositary timely receives Voting Instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Shares represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such Voting Instructions. Notwithstanding anything else contained herein, the Depositary shall, if so requested in writing by the Company, represent all Shares (whether or not Voting Instructions have been received in respect of such Shares from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at a meeting of shareholders.

Please further note that in accordance with and subject to the terms of Section 3.5 of the Deposit Agreement, the Company may, in its sole discretion but subject to applicable law, instruct the Depositary to take action with respect to the ownership interest of any Holder or Beneficial Owner, including, but not limited to, the imposition of restrictions on the transfer of ADSs, the removal or limitation of voting rights or mandatory sale or disposition on behalf of a Holder or Beneficial Owner of the Shares represented by the ADSs held by such Holder or Beneficial Owner if and to the extent such disposition is permitted by applicable law and the Articles of Association of the Company.

The information contained herein with respect to the Meetings has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meetings. The rights and obligations of Holders and Beneficial Owners of ADSs the Company, and the Depositary are set forth in its entirety in the Deposit Agreement and summarized in the ADSs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at (877)248-4237.

Citibank, N.A., as Depositary